UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________

FORM SD
Specialized Disclosure Report
________________

ELI LILLY AND COMPANY
(Exact name of registrant as specified in its charter)

Indiana (State or Other Jurisdiction of Incorporation) Lilly Corporate Center (Address of Principal Executive Offices)	001-06351 (Commission File Number) Indianapolis, Indiana	35-0470950 (I.R.S. Employer Identification No.) 46285 (Zip Code)

Tiffany Benjamin (317-277-2588)
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in the form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014

Item 1.01. Conflict Minerals Disclosure and Report

Eli Lilly and Company (“the company”) has concluded its conflict minerals due diligence for the year ended December 31, 2014. In the course of the diligence process the company has identified the use of two minerals covered by Rule 13p-1 under the Securities Exchange Act of 1934 (one tin-based and one gold-based) that are used in components for one of the company’s medical delivery devices. The details related to the company’s due diligence process are outlined in the attached Conflict Mineral Report, filed herewith as Exhibit 1.02, also available on our company’s website at: http://www.lilly.com/Responsibility/ethical-business/Pages/public-policy.aspx. Based on the due diligence to-date, the company has been unable to determine the country of origin of the two covered materials.

The company plans to continue its due diligence efforts with the relevant supply chain partners in order to clearly identify the country of origin and smelters of the tin and gold used in our products.

Item 1.02 Exhibit
The Conflict Minerals Report required by Item 1.01 and 1.02 is filed as Exhibit 1.01 to this Form SD.

Item 2.01 Conflict Minerals Report

Exhibit Number      Description
1.01        Conflict Mineral Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.
ELI LILLY AND COMPANY
(Registrant)

By:     /s/ Elizabeth O'Farrell

Name:    Elizabeth O’Farrell

Title:     Chief Procurement Officer

Dated:      May 29, 2015